UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT 1934

For the transition period from ____________________ to ________________________

Commission file number 33-63026 1-11758

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Morgan Stanley 401(k) Plan

Harborside Financial Center
Plaza Two, Third Floor
Jersey City, NJ 07311

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

MORGAN STANLEY
1585 Broadway
New York, New York 10036

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Morgan Stanley 401(k) Plan
(Name of Plan)

Date: June 19, 2006

By: (Signature) *

Name: Michael J. Torre

Title: Director of Benefits of Morgan Stanley

Index to Exhibits

23.1 Consent of Deloitte & Touche LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement No. 333-108223, No. 333-85150, No. 333-62869, and No. 033-63026 each on Form S-8 of our report dated June 19, 2006 appearing in this Annual Report on Form 11-K of the Morgan Stanley 401(k) Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

New York, New York
June 21, 2006

MORGAN STANLEY 401(K) PLAN

TABLE OF CONTENTS

* No other schedules are required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Participants and Administrator of the
Morgan Stanley 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Morgan Stanley 401(k) Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 19, 2006

MORGAN STANLEY 401(k) PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:		
Participant-directed investments (Note 3):		
At fair value—interest in Master Trust (Note 9)	$ 2,273,630,957	$ 2,034,183,546
Participant loans	39,731,670	42,248,890
At contract value—interest in Master Trust (Note 9)	567,256,230	579,588,978
Total investments	2,880,618,857	2,656,021,414
Receivables:		
Employee contributions	6,202,062	5,995,774
ASSETS AVAILABLE FOR BENEFITS	$ 2,886,820,919	$ 2,662,017,188

See notes to financial statements.

MORGAN STANLEY 401(K) PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2005

ADDITIONS:	
Interest in Master Trust net investment income (Note 9)	$ 227,741,779
Participant contributions	263,774,564
Participant loan interest income	2,898,512
Net additions	494,414,855
DEDUCTIONS—Payment of benefits	(292,114,175)
INCREASE IN ASSETS AVAILABLE FOR BENEFITS	202,300,680
ASSETS AVAILABLE FOR BENEFITS—Beginning of year	2,662,017,188
NET TRANSFER OF ASSETS TO ESOP (Note 1)	(19,463,512)
NET TRANSFER OF ASSETS FROM BARRA, INC. 401(k) PLAN (Note 1)	33,384,270
NET TRANSFER OF ASSETS FROM PULSE EFT ASSOCIATION 401(K) PLAN (Note 1)	8,582,293
ASSETS AVAILABLE FOR BENEFITS—End of year	$ 2,886,820,919

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following summary of the Morgan Stanley 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan.

General—The Plan is a profit-sharing plan that includes a "qualified cash or deferred arrangement" as described in section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

All of the Plan's investments are held in a trust account at Mellon Bank, N.A. (the "Trustee"). The Morgan Stanley Defined Contribution Master Trust (the "Master Trust") includes commingled assets of the Plan and the Morgan Stanley Employee Stock Ownership Plan ("ESOP"). Investments of the Plan were held in the Master Trust at December 31, 2005 and 2004.

Morgan Stanley & Co. Incorporated (the "Plan Sponsor") is a wholly owned subsidiary of Morgan Stanley (the "Company"). The Plan Sponsor has the authority to control and manage the operation and administration of the Plan, make rules and regulations and take actions to administer the Plan.

Quarterly transfers are made from the Morgan Stanley Stock Fund under the Plan to the ESOP to provide participants with an opportunity to elect to receive cash payments of the dividends paid on the Morgan Stanley Stock Fund as described in Code section 404(k).

Effective February 10, 2005, the assets of the Barra, Inc. 401(k) Plan ("Barra Plan") were merged into the Plan and the Barra Plan ceased to exist as a separate plan.

Effective October 31, 2005, the assets of the PULSE EFT Association 401(k) Plan ("PULSE EFT Plan") were merged into the Plan and the PULSE EFT Plan ceased to exist as a separate plan.

Eligibility—Full-time, Flex Part-time, Regular Part-time or Part-time (regularly scheduled to work 20 hours or more a week) employees of the Company are eligible to participate in the Plan upon hire. Hourly employees and Part-time employees regularly scheduled to work less than 20 hours per week and Discover (formerly, known as DFS) employees classified as Part-time, Prime-time, Hourly or Temporary are eligible to participate after completing one year of continuous service and attaining age 21.

Prior to January 1, 2004, employees of Institutional Securities, Institutional Asset Management, Private Wealth Management ,Van Kampen Investments or Infrastructure and Company (supporting the foregoing) who were regularly scheduled to work less than 20 hours per week were eligible to make contributions after completing one year of service during which at least 1,000 hours of service had been completed.

Effective July 1, 2004, employees hired on or after this date and classified as an hourly employee, except for Discover hourly employees, are not eligible to participate in the Plan.

Eligible employees who terminate employment and are later rehired by the Company may participate in the Plan immediately upon rehire. An individual who is classified by the Company as an intern, a summer associate, a leased employee, an independent contractor or a consultant, regardless of whether or not such classification is subsequently upheld for any purpose by a court or a federal, state or local regulatory or administrative authority, is not eligible to participate in the Plan.

Employee Contributions— All eligible participants may elect to make pre-tax contributions of 1% to 20% of annual earnings subject to Code limits ($14,000 and $13,000 per year in 2005 and 2004, respectively). Those participants attaining age 50 during the year may elect a pre-tax "Catch-Up Contribution" of 1% to 20% of eligible earnings, subject to Code limits ($4,000 and $3,000 per year in 2005 and 2004, respectively).

Eligible participants may elect to contribute after-tax contributions of 1% to 10% of annual earnings. Eligible participants include employees considered to be non-highly compensated employees (earning less than $135,747 for 2005). Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. All contributions are subject to certain Code limitations.

Different limits apply in the case of Puerto Rico residents and participants returning from a qualified military service leave. Puerto Rico residents are not eligible to make "Catch-Up Contributions."

Company Contributions—To be eligible for a Company match for a year, an employee must participate in the Plan by making pretax contributions in that year and must be employed by the Company on December 31 of that year.

However, employees will also be eligible to receive a Company match for the last calendar year in which they work, if they terminate employment with the Company due to death, total and permanent disability, retirement or release.

For 2004 and 2005, all Company contributions were made to the ESOP and no Company contributions are paid to the Plan. Company contributions to the ESOP include any Profit Sharing contributions along with Company matching contributions on pre-tax contributions. Company contributions are allocated in Morgan Stanley stock under the ESOP.

Prior to January 1, 2004, any profit sharing award that exceeded 7% of eligible base pay was paid to the Plan. The Company's profit sharing contribution, along with the Company's profit share allocation under the ESOP could never exceed 15% of a participant's eligible base salary. The Company's profit sharing contribution for the year ended December 31, 2005 was equal to 3% of eligible base salary.

Participants age 55 and older or no longer with the Company may diversify a portion of their accounts in the ESOP by transferring them to the Plan. The total amount transferred from the ESOP to the Plan for the year ended December 31, 2005 was $76,802,940.

Transfers and Forfeitures—Quarterly transfers are made from the Morgan Stanley Stock Fund under the Plan to the ESOP throughout the Plan year and all forfeitures are transferred to the ESOP. Forfeitures in the ESOP are used to reduce Company contributions in the ESOP. The net amount of assets transferred to and from the Plan to the ESOP was $19,463,512 as shown on the Statement of

Changes in Assets Available for Benefits. The total amount transferred from the Plan to the ESOP for the Plan Year ended December 31, 2005 was $96,266,452.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, allocations of the Company's contribution and Plan earnings, and charged with an allocation of Plan losses and administrative expenses not otherwise paid by the Company. Allocations are based on the participant's balance and earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2005, the Plan offered 20 mutual funds, the Mellon S&P 500 Fund, the State Street Global Advisor ("SSgA") Conservative, Moderate and Aggressive Strategic Balanced Strategy Funds (the Mellon S&P 500 and SSgA funds are institutional portfolios that are not traded on a public exchange), a Company stock fund and a stable value fund as investment options for participants.

Effective November 15, 2005, the MSIF, Inc. Equity Growth Portfolio changed its name to MSIF Inc. U.S. Large Cap Growth Portfolio.

Vesting—Participants are vested immediately in their contributions plus earnings thereon.

All employees newly hired on or after January 1, 2004 are vested in any Company contributions upon the earlier of: (i) completing three years of credited service, or (ii) terminating employment due to death, total and permanent disability, retirement or release as defined by the Plan.

For employees hired prior to January 1, 2004 of Retail Brokerage, Individual Asset Management, Discover or Infrastructure and Company (supporting the foregoing), a participant is 100% vested in Company contributions under the ESOP upon the earliest of: (i) attaining age 65 in-service, (ii) termination of employment due to death, total and permanent disability, retirement or release, as defined in the Plan, or (iii) completing three years of credited service for contributions attributable to Plan Years beginning after December 31, 2001 and five years of credited service for contributions attributable to Plan Years beginning before January 1, 2002.

For employees hired prior to January 1, 2004 of Institutional Securities, Institutional Asset Management, Private Wealth Management, Van Kampen Investments or Infrastructure and Company (supporting the foregoing) allocations to their Plan accounts for any year are 100% vested at all times.

Loans to Participants—Participants may borrow from their Plan accounts up to the lesser of $50,000 or 50% of their vested account balance. For the purpose of calculating the maximum loan amount, the Company aggregates loan balances in the Plan and the ESOP. The loans are secured by the balance in the participant's account and bear interest at a rate determined by the Plan Administrator. A participant may only have one outstanding loan in his or her Plan account and one outstanding loan in his or her ESOP account at any time.

Payment of Benefits—Participants may elect to receive all or a portion of their account balance following termination of employment.

Participants may withdraw their pre-tax contribution accounts in-service upon attaining age 59 ½ or in the event of a hardship, as defined in the Plan. Employer contributions may be withdrawn in service partially at age 59 ½ and fully at age 70 ½. Voluntary employee contributions made before 1984 and after-tax employee contributions made after 1983 also may be withdrawn in-service. Payments are made in cash. Non-hardship, in-service withdrawals are limited to twice per year.

A participant may elect to receive his or her interest in the Morgan Stanley Stock Fund in the form of stock certificates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change relate to the determination of the fair value of investments.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value except the Stable Value Program, which is stated at contract value or $567,256,230 and $579,588,978 as of December 31, 2005 and 2004, respectively. Contract value represents contributions made plus interest accrued at the crediting interest rate, less withdrawals. Stable Value Program components include MSIFT Core Plus Fixed Income Portfolio, MSILF Prime Portfolio, and Short Term Investor Fund ("STIF"). The Stable Value Fund's stabilizing investment contracts are fully benefit-responsive. These contracts provide market and cash flow risk protection to the Plan. The fair value of the wrapper contracts in the Stable Value Program is $(1,190,094) and $791,435 as of December 31, 2005 and 2004, respectively. Quoted market value of publicly traded security investments is based on the last sales price (if traded on December 31), the prevailing bid price or the prevailing net asset value at the close of trading on December 31 (if traded on December 31). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Fair value of investments that do not have readily ascertainable market values (such as common collective trusts) have been estimated by the Trustee based on the underlying publicly traded assets of the portfolio. The common collective trusts (the Mellon S&P 500 and SSgA Funds) aggregated equal $388,188,197 and $364,003,574 or approximately 13.4% and 13.7% of the assets of the Plan at December 31, 2005 and 2004. Investment gain related to these investments was $19,171,402 for the year ended December 31, 2005.

Loan receivables are stated at value of outstanding balance. Plan investments are recorded on a trade date basis. Dividend income is recognized on the ex-dividend date. Benefits are recorded when paid. All other accounting records of the Plan, including, but not limited to, interest and dividends earned on investments, are recorded on an accrual basis.

The cost of security investments is based on the average cost method for individual securities.

Expenses—Administrative expenses of the Plan are paid by either the Plan or the Plan's Sponsor as provided in the Plan document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $28,573 and $0 at December 31, 2005 and 2004, respectively.

Risks and Uncertainties—The Plan utilizes various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

3. INVESTMENTS

All investments are participant-directed. The Plan's investments that represented 5% or more of the Plan's assets available for benefits as of December 31, 2005 or 2004 are as follows:

	Fair Value	
Investment	**2005**	**2004**
*Stable Value Program**, 27,843,722 and 29,641,460 shares, respectively	$ 567,256,230	$ 579,588,978
*Mellon S&P 500 Fund ***, 2,856,817 and 2,992,177 shares, respectively	280,714,766	280,165,963
*MSIF Inc. International Equity, 12,791,572 and 11,043,067 shares, respectively	260,240,565	232,190,868
*MSIF Inc. Emerging Markets, 7,295,295 and **** shares, respectively	185,077,908	****
*MSIF Inc. U.S Large Cap Growth Portfolio, 8,929,159 and 9,204,340 shares, respectively	174,253,056	155,333,638
Dodge & Cox Stock Fund, 1,101,422 and **** shares, respectively	151,236,514	****
*Morgan Stanley Dividend Growth Securities, **** and 4,387,252 shares, respectively	****	162,143,798

* Permitted party-in-interest

** Reported at contract value

*** Common collective trust (portfolio is not publicly traded)

****Did not represent 5% or more of the Plan's assets available for benefits for the year

4. DERIVATIVE FINANCIAL INSTRUMENTS

Investment guidelines for derivative instruments have been established for the Plan which govern the commitments that an investment manager may make with respect to derivative instruments. This investment policy does not apply to unleveraged securitized pools of assets or instruments with structured payment characteristics. The guidelines apply to, but are not limited to: options and futures contracts; forward contracts; swaps; structured notes and mortgage derivatives.

Derivative instruments are permitted in the Plan's portfolio only to the extent that they comply with all of the Plan's policy guidelines and are consistent with the Plan's risk and return objectives. In addition, derivative instruments may only be used if they are deemed to be more attractive than a similar direct investment in the underlying cash market, or if the investment vehicle is being used to manage the risk of the portfolio.

The Plan did not engage in derivative transactions during the years ended 2005 and 2004.

5. INVESTMENT CONTRACTS

The Stable Value Program invests in investment contracts with Royal Bank of Canada, Bank of America and IXIS Financial, which are collateralized by shares of the MSIFT Core Plus Fixed Income and MSILF Prime Portfolio and of a short-term investment fund at the Trustee. This investment option seeks to provide capital preservation while earning a competitive rate of return that exceeds money market rates. The Stable Value Program has two distinct features, a crediting rate that changes monthly and book value benefit payments. The crediting rate, which is based on the performance of the underlying assets, shares of the MSIFT Core Plus Fixed Income and MSILF Prime portfolios, is updated monthly. The Stable Value Program is not a mutual fund. The Stable Value Program is carried at contract value. Contract value represents contributions made plus interest accrued at the crediting interest rate, less withdrawals. The crediting interest on this contract was 4.92% and 4.23% as of December 31, 2005 and 2004, respectively, and such rates are adjusted on a monthly basis. The average yield was 4.21% for the year ended December 31, 2005. The contracts provide for benefit responsive withdrawals by Plan participants at contract value, which approximates fair value. Contract value at December 31, 2005 and 2004 was $567,256,230 and $579,588,978, respectively. Fair value at December 31, 2005 and 2004 was $568,304,153 and $578,797,543, respectively.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2005, there were 28 investment options available in the Plan, 19 of which are managed by Morgan Stanley Investment Management, one of which is managed by an affiliate of the Plan's Trustee and seven of which are managed by third parties.

Total party-in-interest investments (excluding the loan balance) amounted to $2,408,917,998 and $2,274,886,955 at December 31, 2005 and 2004, respectively. The Mellon S&P 500 Fund is a common collective trust sponsored by Mellon Bank, N.A., who is the Trustee and Custodian for the Plan. Total investments for this fund sponsored by Mellon Bank, N.A. were $280,714,766 and $280,165,963 at December 31, 2005 and 2004, respectively, and the fund appreciated by $13,523,058 during the year ended December 31, 2005. Dwight Asset Management is an external investment advisor for the Plan and the Stable Value Program, which held $567,256,230 and $579,588,978 at December 31, 2005 and 2004, respectively, and which earned income of $24,529,043 (net of management fees) during the year ended December 31, 2005. The remaining party-in-interest investments, totaling assets of $1,561,089,172 and $1,415,132,014 as of December 31, 2005 and 2004, respectively, and appreciated $78,665,061 during the year ended December 31, 2005, are funds managed by Morgan Stanley Investment Management.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company pays these salaries and other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Company, are paid by the Plan.

At December 31, 2005 and 2004, the Plan held 2,053,998 units and 2,341,269 units of common stock of Morgan Stanley with a cost basis of $13,202,022 and $14,249,404, respectively. To provide participants the opportunity to elect to receive cash payment of the dividends paid on the fund, the Plan shares are transferred quarterly to the ESOP wherein dividends are earned.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code's and ERISA's rules on prohibited transactions.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In such event, participants become fully vested in any employer contributions.

8. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 20, 2004, that the Plan and its related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving this determination letter, however, the Plan Sponsor and the Plan Administrator believe the Plan is currently designed and operated in compliance with the applicable requirements of the Code. In addition, the Plan has also received an opinion letter from the Commonwealth of Puerto Rico, Department of the Treasury dated September 27, 1991 that the Plan meets the requirements of Section 165(a) of the Puerto Rico Internal Revenue Code (the "Puerto Rico Code"). The Plan has been amended since receiving this determination letter, however the Plan Sponsor and the Plan Administrator believe the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan currently has a pending application with the Puerto Rico Department of Treasury for an updated determination letter.

9. INTEREST IN MORGAN STANLEY DEFINED CONTRIBUTION MASTER TRUST

All of the Plan's investments are held in a trust account at the Trustee and consist of an undivided interest in an investment account of the Master Trust, established by the Plan Sponsor and administered by the Trustee. Use of the Master Trust permits the commingling of assets of the Plan and the ESOP for investment and administrative purposes. Although assets of the Plan and the ESOP are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the performance of each investment attributable to each plan.

At December 31, 2005 and 2004, the Plan's interest in the Master Trust, excluding loans receivable which are recorded at the Plan level, was approximately 49% and 46%, respectively.

The following table represents the fair values of the investments of the Master Trust for the year ended December 31, 2005 and 2004:

	December 31, 2005	December 31, 2004
Investments:		
Common stock (party-in-interest)	$ 2,985,539,744	$ 3,040,393,507
Registered investment companies		
Equity		
Party-in-interest	1,263,263,796	1,131,388,727
Other	73,878,927	74,957,218
Fixed income (party-in-interest)	283,881,120	268,070,387
Balanced (other)	250,474,660	180,090,741
Common collective trust—balanced*		
Party-in-interest	283,122,216	298,704,101
Other	107,473,431	83,837,611
Investments at contract value (party-in-interest)	567,256,230	579,588,978
Cash and cash equivalents (party-in-interest)	2,404,701	13,225,768
Total investments	$ 5,817,294,825	$ 5,670,257,038

The following table represents the net investment income (loss) for the Master Trust for the year ended December 31, 2005:

Net appreciation (depreciation):	
Registered investment companies	
Equity	
Party-in-interest	$ 79,000,035
Other	(3,661,340)
Fixed income (party-in-interest)	(465,691)
Balanced (other)	6,496,166
Common stock (party-in-interest)	59,195,229
Common collective trusts—balanced*	
Party-in-interest	13,523,058
Other	5,648,344
Total net appreciation in fair value of investments	159,735,801
Total interest	24,561,749
Total dividends	162,070,004
Total net investment gain for Master Trust	$ 346,367,554

* Value has been determined by the respective sponsor for the common collective trust which is Mellon Capital Management Corporation for the party-in-interest balance and State Street for the Other balance.

10. RECONCILIATION TO FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 as of December 31, 2005 and 2004:

	2005	2004
Assets available for benefits per the financial statements	$ 2,886,820,919	$ 2,662,017,188
Amounts allocated to withdrawing participants	(28,573)	-
Assets available for benefits per the Form 5500	$ 2,886,792,346	$ 2,662,017,188

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2005:

Benefits paid to participants per the financial statements	$ 292,114,175
Less: 2004 year-end amounts allocated to withdrawing participants accrued in the 2004 Form 5500	-
Plus: 2005 year-end amounts allocated to withdrawing participants accrued in the 2005 Form 5500	28,573
Benefits paid to participants per the Form 5500	$ 292,142,748

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit distributions that have been processed and approved for payment prior to December 31, 2005 but not yet paid as of that date.

* * * * * *

MORGAN STANLEY 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2005

(a)	Identity of Issue, Borrower, Lessor or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Cost (d)	Current Value (e)
*	Various Participants	Participant Loans (secured by account, rates ranging from 4.0% to 10.50%; with maturity dates ranging from 2006 to 2020)	**	$39,731,670
TOTAL				$39,731,670

* Party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.